

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2022

Ci Zhang
Chief Executive Officer
Un Monde International Ltd.
5689 Condor Place
Mississauga, ON L5V 2J4, Canada
Westagate Mall

> **Re: Un Monde International Ltd.**
> **Amendment No. 6 to Registration Statement on Form 10-12G**
> **Filed May 19, 2022**
> **File No. 000-56328**

Dear Dr. Zhang:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form 10-12G filed May 19, 2022

Business, page 1

1.   We note your response to comment 1 and the revised disclosure. We also note that your language on page 3 remains inconsistent. Please revise to provide clear disclosure throughout that you will not acquire a company located in or with principal operations in China, including Hong Kong and Macau.

Security Ownership of Certain Beneficial Owners and Management, page 17

2.   We note your response to comment 4 and that your beneficial ownership table is dated July 6, 2021. Please update the table as of the most recent practicable date. See Item 403(a) of Regulation S-K. In addition, under Item 5. Directors and Executive Officers, identify your current chief financial officer.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Shih-Kuei Chen at 202-551-7664 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Rhonda Keaveney